FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	February 9, 2009

Leading Healthy Lifestyle Magazine Highlights Clinically Proven Benefits of
Forbes Medi-Tech’s Cholesterol-Lowering Ingredient, Reducol™

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that its cholesterol-lowering ingredient, Reducol™ is featured as one of the “5 All-Star Supplements” in the February 2009 issue of Prevention magazine. The article focuses on natural remedies, including Reducol™, which have “ironclad scientific proof on their side.”

A large body of scientific research has documented the ability of phytosterols to reduce blood “LDL” cholesterol levels. Clinical studies conducted by Forbes with Reducol™ in the USA, Europe and Canada have demonstrated a significant “LDL” cholesterol lowering effect, between 10 to 15%, using various food matrices such as vegetable spreads and oils, yogurts, chocolate, and milk drinks.

New York physician Fred Pescatore, MD, MPH and the author of The Hamptons Diet is quoted in the recent Prevention article which reports that he puts nearly all of his patients on Reducol™, even if it is just as a preventive measure.

Reducol™ is available in the United States in a dietary supplement product that is marketed by Pharmavite LLC under the brand names “Nature Made® CholestOff® and CholestOff Complete®.” This product is found at most mass market retailers including: Costco, Walgreens, CVS, Wal-Mart and Target. More information can be found at: www.cholestoff.com

The full text of the Prevention article may be found at:
http://www.prevention.com/cda/article/5-all-star-health-supplements/747086b7e773e110VgnVCM10000013281eac____/health/natural.remedies/0/0/0/2

About Forbes Medi-Tech

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit: http://www.forbesmedi.com

The issuance of this news release by Forbes Medi-Tech ("Forbes") is for reference purposes only, and does not constitute an endorsement of the Prevention magazine article referred to above.  Forbes has relied solely on information posted at www.prevention.com for the information abut Prevention magazine contained in this news release, and Forbes disclaims any liability with respect to such information.  Forbes further disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of the contents of any such website.  Forbes undertakes no obligation to issue any future news release with respect to any other media reports or commentary about Forbes or its products which may be made from time to time.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

® Nature Made, CholestOff, and Cholestoff Complete are registered trademarks of Pharmavite LLC.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com